[Community First Letterhead]

June 2, 2016

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4710

100 F Street, NE

Washington, D.C. 20549

Attention:	Dietrich A. King
Joshua Dilk

Re:	Community First, Inc.
Registration Statement on Form S-1
Filed April 28, 2016
File No. 333-210977

Ladies and Gentlemen:

This letter is submitted by Community First, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 18, 2016 (the “Letter”) with respect to the Company’s Registration Statement on Form S-1, filed with the Commission on April 28, 2016 (File No. 333-210977) (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.

Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 1 in paper format, marked to reflect all changes to the Registration Statement.

Determination of Subscription Price, page 19

1.	We note your disclosure throughout the prospectus regarding the process by which the subscription price was determined (see, e.g., pages 7, 15, 19, 20 and 29), especially your disclosure about the fairness opinion issued to your board on April 19, 2016 by Professional Bank Services, Inc. Please tell us what consideration you gave to obtaining the consent of Professional Bank Services to being named in the registration statement. Please refer to Section 7(a) of the Securities Act of 1933, as amended, as well as Securities Act Rule 436 and Question 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 15, 19, 20 and 29 of Amendment No. 1 and included a consent of Professional Bank Services, Inc. as Exhibit 99.4 to the Registration Statement.

Material U.S. Federal Income Tax Considerations, p. 31

2.	We note your disclosure throughout the prospectus that shareholders will not recognize any gain or loss in connection with the receipt or exercise of their subscription rights. As these tax consequences appear to be material to shareholders, please provide an opinion of counsel as to the material tax consequences of the transaction, as well as a corresponding consent, or tell us why you believe that such an opinion is not required. In addition, please remove the assumption in the second paragraph on page 32 that the receipt of the subscription rights will be treated as a non-taxable distribution for U.S. federal income tax purposes. Please refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 32 of Amendment No. 1 and included an opinion of Bass, Berry & Sims PLC as Exhibit 8.1 to the Registration Statement.

Part II, Item 16. Exhibits

3.	Please tell us what consideration you gave to filing as an exhibit to the registration statement a copy of the fairness opinion issued by Professional Bank Services, Inc.

Response: In response to the Staff’s comment, the Company has filed with Amendment No. 1 a copy of the fairness opinion issued by Professional Bank Services, Inc. as Exhibit 99.3 to the Registration Statement and a consent of Professional Bank Services, Inc. as Exhibit 99.4 to the Registration Statement.

In connection herewith, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please feel free to contact the undersigned at (931) 380-2265 or the Company’s outside legal counsel, D. Scott Holley, at (615) 742-7721.

Very truly yours,

/s/ Jon Thompson

Jon Thompson

President and Chief Financial Officer

cc:	D. Scott Holley, Bass, Berry & Sims PLC